Able View Global Inc.

Floor 16, Dushi Headquarters Building

No. 168, Middle Xizang Road

Shanghai, 200001

People’s Republic of China

January 16, 2024

Nicholas Nalbantian/Mara Ransom

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Able View Global Inc. Amendment No. 1 to Registration Statement on Form F-1 Filed December 22, 2023 File No. 333-275626

Dear Mr. Nalbantian and Ms. Ransom:

We have set forth the responses below to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter dated January 8, 2024 with respect to the Amendment No.1 to the Registration Statement on Form F-1 filed with the SEC on December 22, 2023 by Able View Global Inc. (the “Company”). Please note that all references of the page numbers in the responses refer to those of the Amendment No. 2 to the Registration Statement on Form F-1 (the “F-1/A”) filed with the SEC concurrently with the submission of this letter.

Amendment No. 1 to Registration Statement on Form F-1, Filed December 22, 2023

Summary, page 1

1.	We note your response to comment 4, however, we continue to believe that the legal and operational risks associated with being based in or having some portion of the company’s operations in China necessitate additional disclosure, consistent with the disclosure you provided previously. Given your headquarters in China, your operations in China and the fact that you describe your business as a brand management partner in China, we believe that additional disclosure in your Summary is required. Please revise to include disclosure about your organizational structure, permissions and approvals for business operations in the PRC, and transfers of cash to and from your subsidiaries, consistent with the Sample Letter to China-Based Companies located at our web-site.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 2 of the F-1/A.

Risks Related to Ownership of Able View’s Securities

Current or future sales or perceived sales of substantial amounts of our securities in the public market could have a material..., page 49

2.	We note your response to comment 6 and reissue in part. To illustrate the risk of the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price, please disclose the percentage that these shares currently represent of the total number of shares outstanding. We note that you have included the holdings of Misters Wenming Mu, Jing Tang and Jun Wang, but not Yi Wang and Zhifan Zhou. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the cover page and page 51 of the F-1/A.

General

3.	We note your response to comment 9 and reissue in part. Please also disclose the potential profit the selling securityholders will earn based on the current trading price.

Response: In response to the Staff’s comment, the Company has revised the disclosure on cover page of the F-1/A, and the Risk Factor titled “Current or future sales or perceived sales of substantial amounts of our securities in the public market could have a material adverse effect on the prevailing market price of our Ordinary Shares and our ability to raise capital in the future, and may result in dilution of your shareholdings” on page 51 of the F-1/A.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please call or email our legal counsel, Elizabeth F. Chen at (212) 326-0199, echen@pryorcashman.com. Thank you for your time and attention to this filing.

Sincerely,

/s/ Jing Tang
Jing Tang
Chief Financial Officer

cc: Elizabeth F. Chen